UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 20, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        KPN commences EUR 1 billion share repurchase programme, dated March 20, 2006.

Press release

Date
March 20, 2006
Number
KPN commences EUR 1 billion share repurchase programme	019pe

Following the successful launch of EUR 1.25 billion of bonds to refinance bonds maturing in April and July, KPN today commences the EUR 1 billion share repurchase programme announced on February 7, 2006. To this end, KPN has mandated an intermediary to repurchase KPN shares in the open market on KPN’s behalf, starting today and ending December 31 2006, also allowing the execution of share repurchases during the closed periods. With this increased flexibility to repurchase shares KPN continues to deliver on its commitment to return excess cash to shareholders.

The repurchase programme will be executed in accordance with the terms of the mandate granted by KPN’s Annual General Meeting of Shareholders of April 12, 2005. KPN will request approval for the extension of this mandate at the next Annual General Meeting of Shareholders, which will be held on April 11, 2006. All repurchased shares will be cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 21, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel